Style B I U Ab¹

NAMS WONTON CRISPS

Grateful for You: Our WeFunder Campaign Hits $50K

When we launched our WeFunder campaign, our goal was simple: to invite friends and family to be part of this dream. Reaching $50,000 meant we could open the campaign publicly and share our mission of bringing culture into the snacking experience with the world.

I'm incredibly excited to share that **we've officially crossed the $50K mark!** 🎉

Over the next 3–4 weeks, we'll complete SEC registration, after which the campaign will go public and investments will be finalized.

This milestone wouldn't have been possible without you. Your belief, encouragement, and support truly mean everything to me. As a founder, I'm deeply committed to building NAMS Snacks into a brand we can all be proud of—one that delivers both impact and strong returns.

More updates coming soon. Thank you for being part of this journey.

With gratitude,

Andres